EXHIBIT 99.1


CONTACTS:                                            FOR IMMEDIATE RELEASE

Media                                       Investors
Robert W. Stewart                           Mike Kraft
Voice: 703-762-5175                         Voice: 703-762-5359
Pager: 888-996-8478                         Pager: 800.981.5994
robert.stewart@teligent.com                 mike.kraft@teligent.com


                 Teligent reports $23m in first quarter revenue;
                     completes core Internet infrastructure

     Revenue up 50 percent from fourth quarter; 1,400 percent year over year

VIENNA, VA., May 9, 2000 - Teligent, a global leader in broadband communications, today reported revenue of $23.1 million for the quarter ending March 31, a 50 percent increase over the $15.5 million in revenue for the fourth quarter of 1999 and a 1,400 percent gain year-over-year.

The company also announced that it has completed construction of its core Internet infrastructure, with major data centers up and running in Washington, DC and Chicago. A third data center in the San Francisco Bay Area is scheduled to go on-line in the coming weeks.

Teligent-owned Internet facilities today are carrying data traffic for the company's newest Internet customers and hosting more than 500 Internet domains. In addition, the company has begun the migration of existing customers to the new infrastructure. To date, Teligent has deployed more than 135 data switches and routers in its local broadband communications networks, which are operational in 40 markets throughout the country.

Teligent's recently announced network agreement with Level 3 Communications, Inc., which gives the company access to national and metropolitan fiber optic facilities, will further enhance Teligent's end-to-end, facilities-based Internet architecture.

"Teligent achieved broad-based success during the first quarter," said Chairman and Chief Executive Officer Alex J. Mandl. "We grew revenue 50 percent quarter over quarter and more than 13-fold year over year. We announced major international progress, either spectrum wins or new partnerships, in Hong Kong, Germany, France, Spain and Argentina.

"We grew our customer base by 20 percent, increased our line count by more than 25 percent and connected more than 600 new, on-net buildings to our local networks," Mandl added.

"In addition, we grew local lines by 60 percent and increased data sales by 80 percent," Mandl said. "With the completion of our core Internet infrastructure, Teligent will take full advantage of the opportunities offered by the burgeoning data marketplace."

Teligent ended the first quarter with 17,647 customers, up nearly 20 percent from the customer base at the end of the fourth quarter.

The company added 58,000 new lines during the quarter, bringing total lines to more than 286,000. Teligent provisioned 20,000 new local lines, a 60 percent increase over the number of local lines provisioned at the end of 1999.

During the quarter, Teligent increased by 25 percent the number of buildings connected to its local, SmartWave(TM) communications networks, bringing the total number of on-net buildings to 3,104. Of that total, about half were equipped with wireless installations.

In the first three months of the year, Teligent added more than 1,100 buildings to its portfolio of real estate under lease or option, raising the number of buildings to which Teligent has access rights by 15 percent, to 8,693.

The Teligent sales force stood at 547 reps at the end of the first quarter, up 65 percent from the first quarter of 1999. Measured in full time equivalent reps with a minimum of three months' experience, the sales force grew to 408 from 127 during the same year-over-year period.

The number of new customers taking data services grew by 80 percent over the fourth quarter. Nearly 50 percent of new customers took local service, 90 percent took long distance and nearly half took a bundle of services. Data sales per new customer, measured in dollars, rose 20 percent over the fourth quarter.

"The growth of our data sales reflects our continuing commitment to extend our services past the customer's telco closet and Internet firewall so that we can deliver bandwidth straight to the desktop - and the laptop," said Teligent President and Chief Operating Officer Buddy Pickle.

"With the completion of our first two data centers, and the addition of national fiber capacity to our portfolio, we now have in place the tools we need launch full-scale, end-to-end Internet services over our own national data network," Pickle said.

"We built each of our 40 local SmartWave networks on an ATM platform so we can handle data and voice with equal agility. The addition of two new national data centers and a national fiber backbone means we can provide our customers with a much wider range of service at a much lower cost with much greater control over quality."

Pickle also noted Teligent's recent announcement that it has developed, in conjunction with San Diego-based REMEC, a new device that will significantly expand the reach of its local fixed wireless networks. "The addition of the active antenna repeater to our toolbox means we will be able to reach approximately 30 percent more buildings with our Teligent base stations, at a very minimal cost," Pickle said.

Teligent reported a net loss of $156 million for the first quarter, compared to $154 million for the fourth quarter of 1999. Capital expenditures for the first quarter were $90 million, compared to $124 million in the fourth quarter. As of March 31, the company reported available cash and short-term investments of $286 million and total assets of $970 million, compared to $557 million and $1.1 billion, respectively, at year-end 1999.

"With $191 million in net proceeds from the secondary offering we concluded early last month, coupled with our remaining credit facility, Teligent continues to be funded well above the one billion dollar mark," said Acting Chief Financial Officer Cindy Tallent. "We have the liquidity and the flexibility we need to continue building our growing business."

During the quarter, Teligent made significant progress on the international front, making the following announcements:

o A partnership in Germany with Mannesmann Arcor, the telecommunications subsidiary of industrial giant Mannesmann AG. By utilizing Teligent's German licenses in the 26 GHz band and Mannesmann Arcor's licenses in the 26 GHz and 3.5 GHz bands, the joint venture will have access to approximately 40 percent of German businesses. The partnership intends to leverage Mannesmann Arcor's 4,200-mile fiber optic backbone as it builds out its fixed wireless networks.

o A spectrum award in Hong Kong to a joint venture with HKNet Co. Ltd., one of the largest Internet service providers in Hong Kong, and CCT Telecom Holdings, Ltd., an integrated communications company with operations in Hong Kong and China. The joint venture was awarded a market-wide spectrum license to offer communications services to businesses and residences throughout Hong Kong.

o A spectrum award in Spain with Teligent's Spanish partner, competitive communications company Jazztel, which is building state-of-the art backbone and local fiber optic networks in major markets throughout Spain. The Teligent-Jazztel partnership has been awarded one of three national licenses to provide communications services throughout Spain using the 26 GHz band.

o A partnership in Argentina with Telcom Ventures, a U.S.-based wireless pioneer that has licenses to build fixed wireless networks in the 24-25 GHz band in Argentina's major markets, including Buenos Aires. The licenses cover approximately 60 percent of Argentina's businesses.

o A partnership in France with LD COM, the telecommunications arm of the $20-billion Louis Dreyfus Group, and Artemis, a global investment holdings company. One of France's best-known communications brands, LD COM has built a fiber backbone covering much of the country. The joint venture has applied for licenses in the 24.5 - 26.5GHz band to serve businesses in the major French markets.

                       About Teligent's broadband networks

Teligent's local communications networks represent the integration of the latest advances in high-frequency microwave technology with traditional broadband wireline equipment. Together these technologies enable Teligent to increase its local network efficiency and significantly lower network costs.

Teligent delivers fixed wireless services by installing small antennas on the roofs of customer buildings. When a customer makes a telephone call or accesses the Internet, the voice, data or video signals travel over the building's internal wiring to the rooftop antenna. These signals are then digitized and transmitted to a "base station" antenna on another building, usually less than three miles away.

Each base station antenna gathers signals from a cluster of surrounding customer buildings, aggregates the signals and then routes them to a broadband switching center. At the switching center, ATM (Asynchronous Transfer Mode) switches and data routers distribute the traffic to other networks, such as public circuit-switched voice networks, packet-switched Internet and private data networks.

                                 About Teligent

Based in Vienna, Virginia, Teligent, Inc. (NASDAQ: TGNT) is a global leader in broadband communications offering business customers local, long distance, high-speed data and dedicated Internet services over its digital SmartWave(TM) local networks in 40 major markets throughout the United States. The company is working with international partners to extend its reach into Europe, Asia and Latin America. Teligent's offerings of regulated services are subject to all applicable regulatory and tariff approvals.

For more information, visit the Teligent website at: www.teligent.com
                                ----------------

Teligent and SmartWave are the exclusive trademarks of Teligent, Inc.

Except for any historical information, the matters discussed in this press release contain forward-looking statements that reflect the company's current views regarding future events. These forward-looking statements involve risks and uncertainties that could affect the company's growth, operations, markets, products and services. The company cannot be sure that any of its expectations will be realized. Factors that may cause actual results, performance or achievement to differ materially from those contemplated by its forward looking statements include, without limitation: 1) The company's pace of entry into new markets; 2) The time and expense required to build the company's planned network and ISP infrastructure; 3) The impact of changes in telecommunications laws and regulations; 4) General economic and competitive conditions; 5) Technological developments; 6) Other factors discussed in the company's filings with the Securities and Exchange Commission.

                                 TELIGENT, INC.

                              Financial Highlights

(amounts in thousands, except per share, share amounts, and number of employees)

                                        Three Months Ended
                       ---------------------------------------------------------
                       March 31, 2000   December 31, 1999(1)  March 31, 1999 (1)
                       --------------   --------------------  ------------------
Revenues:

Communications services   $    23,064        $        15,499    $         1,523

Costs and expenses:

   Cost of services            77,360                 73,112             34,519
   Sales, general and
    administrative expenses    56,569                 52,862             45,276
   Stock-based and other
    non-cash compensation       7,821                  7,820              7,864
   Depreciation and
    amortization expense       19,129                 15,439              7,396
                           ----------       ----------------         -----------
     Total costs and
      expenses                160,879                149,233             95,055
                           ----------       ----------------         -----------

     Loss from operations    (137,815)              (133,734)           (93,532)

   Interest income and other    7,077                  4,470              5,181
   Interest expense           (25,015)               (24,424)           (19,761)
                           -----------      ----------------         -----------

   Net loss                  (155,753)              (153,688)          (108,112)
                           -----------      ----------------         -----------

   Accrued preferred stock
    dividends and accretion
    of issuance costs         (10,284)                (2,906)                 -
                            ----------      -----------------        -----------

   Net loss applicable to
    common shareholders   $  (166,037)       $      (156,594)      $   (108,112)
                          ============       ================      =============

   Basic and diluted net
    loss per common share $     (3.02)       $         (2.89)      $      (2.05)
                          ============       ================      =============

   Weighted average common
    shares outstanding     55,022,514             54,253,722          52,674,601


Selected Financial and Other Data:
                                        Three Months Ended
                       ---------------------------------------------------------
                       March 31, 2000   December 31, 1999(1)  March 31, 1999 (1)
                       --------------   --------------------  ------------------
EBITDA (2)              $   (110,865)   $          (110,475)      $     (78,272)
Cash used in operations $   (120,754)               (86,602)            (85,043)
Total capital expenditures    90,133                124,393              56,703

                                            March 31, 2000  December 31, 1999(1)
                                            --------------  --------------------
Cash and cash equivalents                   $      285,934    $         556,903
Total assets                                       970,293            1,131,843
Total stockholder's (deficit) equity              (590,333)            (441,917)

Number of employees                                  2,879                2,822

         (1)Certain amounts in prior year financial statements have been reclassified to conform to the current year's presentation. EBITDA (earnings before interest, taxes, depreciation and amortization) excludes charges for stock-based and other non-cash compensation